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08026563

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2008
Washington, DC
110

SEC FILE NUMBER
8- 51301

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CPIBD, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

825 Third Avenue, 32nd Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lorraine Costelloe (212) 702-8645
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, P.C.
(Name – *if individual, state last, first, middle name*)

3040 U.S. Highway 22 West, Suite 110 (Address) Somerville (City), New Jersey (State) 08876 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14/08

OATH OR AFFIRMATION

I, Lorraine Costelloe, CFO/FINOP, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CPIBD, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANNERYS BETANCES
Notary Public, State of New York
No. 01BE6027452
Qualified in Queens County
Commission Expires July 6, 2011

Signature

CFO /FINOP
Title

Anerys Betances
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CPIBD, LLC
Table of Contents
December 31, 2007

Page(s)

Independent Auditors' Report 1

Financial Statements

Statement of Financial Condition 2

Notes to Financial Statement 3-4

Supplementary Information

Independent Auditors' Report on Internal
Accounting Control Required by SEC Rule 17a-5 5-6

WithumSmith+Brown
A Professional Corporation
Certified Public Accountants and Consultants

3040 Route 22 West, Suite 110
Somerville, New Jersey 08876 USA
908 526 6363 . fax 908 526 9944
www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania and Maryland

Independent Auditors' Report

To the Member
CPIBD, LLC
New York, New York

We have audited the accompanying statement of financial condition of CPIBD, LLC as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of CPIBD, LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

WithumSmith+Brown

Somerville, New Jersey
February 26, 2008

CPIBD, LLC
Statement of Financial Condition
December 31, 2007

Assets

Cash and cash equivalents	$	64,247
Fees reeivable		1,175,000
Due from member		124,386
Other assets		2,000
	$	1,365,633

Liabilities and Member's Equity

Liabilities		
Accrued expenses	$	10,000
Member's equity		1,355,633
	$	1,365,633

The Notes to Financial Statements are an integral part of these statements.

1. Organization and Nature of Business

CPIBD, LLC (the "Company") was organized as a Delaware Limited Liability Company, is a registered broker-dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides advisory services and arranges private placement of securities for institutional clients. The company is a wholly owned subsidiary of Compass Advisers, LLP (the "Member"), the sole member of the Company.

2. Significant Accounting Policies

Cash
Cash and cash equivalents include cash on hand and in the bank, as well as all short-term securities held for the primary purpose of general liquidity. Such securities normally mature within three months from the date of acquisition.

Use of Estimates
The Company's statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of the statement of financial condition requires management of the Company to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fees Receivable
The Company carries its fees receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its fees receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions. As of December 31, 2007, all fees receivable are considered collectible.

3. Income Taxes

The Company elected to be treated as a partnership for income tax purposes and is therefore not subject to income taxes at the entity level. All income and losses pass through to the members and are reported by them individually for income tax purposes.

4. Net Capital Requirements

Pursuant to the basic uniform net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined in such provisions. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2007, the Company had net capital and net capital requirements of $54,247 and $5,000 respectively. The Company's net capital ratio was .18 to 1.

5. Related Party Transactions

The Company has entered into an expense sharing agreement with its parent whereby certain indirect costs of the parent, such as, payroll, commissions, health insurance, rent and office expenses are allocated to the Company. These costs totaled approximately $20,000 in 2007. In addition, the Company earned a fee of $9,000 from the parent for facilitating certain security transactions.

6. Concentration of Credit Risk

Financial instruments that are potentially subject to credit risk include cash and cash equivalents. The Federal Deposit Insurance Corporation insures certain of the Company's bank accounts up to a maximum of $100,000 in each bank. From time to time, the Company maintains cash balances at a financial institution that is in excess of federally insured amounts. The Company mitigates this risk by depositing funds in financial institutions that management believes are financially sound.

In addition, approximately 87% of placement fees earned by the Company during 2007 were attributable to a single fund manager. All of accounts receivable at December 31, 2007 were due from this fund manager. This receivable was collected in 2008.

7. Special Account for the Exclusive Benefit of Customers

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, therefore, is not required to maintain a "Special Reserve Bank Account for the exclusive Benefit of Customers" since it meets the requirements of rule 15c3-3(k)(2)(ii), which, among other provisions, requires the Company to clear all transaction with and for customers on a fully-disclosed basis with a clearing broker or dealer, and to promptly transmit all customer funds and securities to the clearing broker or dealer which carries all of the accounts for such customers.

SUPPLEMENTARY INFORMATION

WithumSmith+Brown
A Professional Corporation
Certified Public Accountants and Consultants

3040 Route 22 West, Suite 110
Somerville, New Jersey 08876 USA
908 526 6363 . fax 908 526 9944
www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania and Maryland

Report on Internal Control Required by SEC Rule 17a-5(g) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Member
CPIBD, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of CPIBD, LLC (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related cost of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accordance with generally accepted accounting principals such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraph and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report recognizes that it is not practical in an organization the size of CPIBD, LLC to achieve I the divisions of duties and cross checks generally included in an internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified partiers.

Withum Smith + Brown

Somerville, New Jersey
February 26, 2008

END